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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2013

SEC FILE NUMBER
8- 34726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Merchant Capital, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2660 EastChase Lane, Lakeview Center, Suite 400
(No. and Street)

Montgomery	Alabama	36117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas C. Sellers (334) 834-5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Taunton, P.C.
(Name – *if individual, state last, first, middle name*)

1761 Taliaferro Trail	Montgomery	Alabama	36117
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Wolf & Taunton, P.C.
Certified Public Accountants

MARCUS J. WOLF, C.P.A.
BOBBY L. TAUNTON, JR., C.P.A.

TAWANNA L. AUDE, C.P.A.
STEPHANIE C. SMITH, C.P.A.

P.O. BOX 241485
MONTGOMERY, ALABAMA
36124-1485

1761 TALIAFERRO TRAIL
MONTGOMERY, ALABAMA 36117
(334) 244-8900
FAX (334) 244-7085

Independent Auditor's Report

To the Members
Merchant Capital, L.L.C.
Montgomery, Alabama

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Merchant Capital, L.L.C., (the Company) as of December 31, 2012, which is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Merchant Capital, L.L.C. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Wolf & Taunton, P.C.

Montgomery, Alabama
February 18, 2013

Merchant Capital, L.L.C.

Statement of Financial Condition

December 31, 2012

Assets

Cash and equivalents	$ 7,004,407
Deposits with clearing organizations and for regulatory purposes	23,523
Receivables:	
Broker dealers and clearing organizations	59,474
Non-customers	352,959
Securities owned, at fair value:	
State and municipal obligations	3,310,285
Corporate stocks and warrants	149,940
Other assets	682,066
	$ 11,582,654

Liabilities and Members' Equity

Liabilities	
Payables:	
Broker dealers and clearing organizations	$ 41,240
Other	67,361
Related party	4,300,000
	4,408,601
Members' Equity	7,174,053
	$ 11,582,654

See accompanying notes and independent auditors' report.

Merchant Capital, L.L.C.

Notes to Statement of Financial Condition

December 31, 2012

1. Organization and Nature of Business

Merchant Capital, L.L.C., (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is an Alabama Limited Liability Company that is a majority-owned subsidiary of Merchant Capital Investments, Inc. (Parent). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and financial advisory businesses.

2. Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's statement of financial condition. The statement of financial condition and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the statement of financial condition.

Use of Estimates in the Statement of Financial Condition

The accounting principles used in preparing the statement of financial condition conform to U.S. generally accepted accounting principles (U.S. GAAP) and with general practices followed by brokers and dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

Deposits with Clearing Organizations and for Regulatory Purposes

Cash on deposit with clearing organizations and for regulatory purposes include cash deposits with Depository Trust & Clearing Corporation, Inc. (DTCC), and two banks.

Receivables

Receivables are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that are deemed uncollectible.

2. Significant Accounting Policies (continued)

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions and related income and expenses are reported on a settlement date basis. Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement*.

Other Assets

Other assets consist primarily of cash surrender values of life insurance policies on the principals of the Company.

Income Taxes

Pro rata income from the L.L.C. is combined with the income and expenses of the members from other sources and reported in the members' individual Federal and State tax returns. The L.L.C. is not a taxpaying entity for purposes of federal and state income taxes, and thus, no income taxes have been recorded in the statements.

Subsequent Events

The Company has evaluated the effects of events or transactions through February 19, 2013. The Company does not believe there are any material subsequent events that would require further recognition or disclosure.

3. Fair Value Disclosure

The definition of fair value focuses on exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date), not the entry price (i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date). Accordingly, fair value is a market-based measurement; not an entity specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

(a) Valuation Hierarchy

The following three-level valuation hierarchy is used for disclosure of fair value measurements and is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

3. Fair Value Disclosure (continued)

(a) Valuation Hierarchy (continued)

Level 1—Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

(b) Financial Instruments Owned

Other Debt

State and Municipal Securities: The fair value of state and municipal securities is estimated using recently executed transactions, market price quotations (where observable), and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads, and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate Equities

Exchange Traded Equity Securities: Exchange traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

3. Fair Value Disclosure (continued)

(b) Financial Instruments Owned (continued)

Assets measured at fair value on recurring basis of December 31, 2012:

Assets:	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobserv-able inputs (Level 3)	Total
Securities owned, at fair value:				
State and municipal obligations	-	$3,310,285	-	$3,310.285
Corporate stocks	$149,940	-	-	$149,940
	$149,940	$3,310,285	-	$3,460,225

Activity in Level 3 assets measured at fair value on a recurring basis for fiscal 2012 was not significant.

(c) Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and equivalents, cash on deposit with clearing organizations and for regulatory purposes, receivables from broker-dealers and clearing organizations, receivables from non-customers, payables to broker-dealers and clearing organizations, payables to others, and payable to related party.

4. Deposits with Clearing Organizations and for Regulatory Purposes

Deposits with clearing organizations include cash deposits of $16,349. Cash of $7,174 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the SEC.

5. Receivables From and Payables to Broker-Dealers and Clearing Organizations

The balances shown as receivables from and payables to broker-dealers and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal trading activities. Balances at December 31, 2012 consist of the following:

	Receivable	*Payable*
Fees receivable/payable	$59,474	$41,240

The Company clears certain of its proprietary and customer transactions through DTCC on a fully disclosed basis.

6. Securities Not Readily Marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company, or (d) when it can be established that the market-place can absorb only a limited number of shares of a security for which a ready market seemingly exists.

At December 31, 2012, these securities represented equities at estimated fair values of $7,672 and are included in securities owned, at fair value on the statement of financial condition.

7. Related Party

The Company is involved in significant transactions, and has significant related party balances with its parent. The following sets forth the Company's related party liability as of December 31, 2012:

	December 31, 2012
Accounts payable	$ 4,300,000

8. Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors at December 31, 2012.

9. Revolving Credit Agreement

The Company has available a revolving line of credit for $150,000,000, of which $150,000,000 was unused at December 31, 2012. In addition, the Company has the ability to increase this revolving line of credit in instances where needed. Bank advances on this credit line are payable on an overnight basis. The interest rate floats at 30 Day LIBOR plus 3.75% which at December 31, 2012 was 3.96%. This credit line is secured by a first security interest in the collateral involved with the specific transaction.

10. Financial Instruments

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash accounts in financial institutions, which exceed the federal depository insurance coverage limits. Concentrations of credit risk with respect to receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different industries and geographic areas.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

11. Commitments

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2012, and were subsequently settled had no material effect on the statement of financial condition as of that date.

12. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying variable (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

13. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $6,556,721, which was $6,262,814 in excess of its required net capital of $293,907. The Company's percentage of aggregate indebtedness to net capital was 67.24%.